Exhibit 99.1

18 January 2024

BURFORD CAPITAL APPOINTS PAMELA CORRIE AS AN INDEPENDENT NON-EXECUTIVE DIRECTOR

Burford Capital Limited, the leading global finance and asset management firm focused on law, is pleased to announce the appointment of Pamela Beth Corrie as an independent non-executive director.

Ms. Corrie (66) has significant experience at the nexus of finance and law. She is a seasoned Board director with insight garnered from involvement with a number of growth companies operating at varying stages of development. In addition, she brings expertise in providing oversight of and advisory services on the design and execution of corporate change programs as both an independent director and counsel. For 12 years, Ms. Corrie was a General Counsel at GE Capital, where she served as the chief legal advisor to the risk organization in the corporate leasing and lending division and oversaw hundreds of restructurings, corporate ombudsman investigations, bankruptcies and litigations. Ms. Corrie previously spent ten years practicing law at Weil, Gotshal & Manges, where she represented large corporate debtors in Chapter 11 proceedings as well as clients in all phases of restructuring, bankruptcy counseling and litigation. More recently, Ms. Corrie was a Managing Director in the Financial Advisory division of Carl Marks Advisors focused on restructuring matters. She has a bachelor’s degree from Stanford University and earned her JD from the University of California, Los Angeles.

The board of directors of Burford Capital Limited has determined that Ms. Corrie meets the requirements for independence under the applicable rules and regulations of the US Securities and Exchange Commission and the listing standards of the New York Stock Exchange. Ms. Corrie will serve as a member of the Audit Committee and the Nominating and Governance Committee.

Other required disclosures

Regulatory disclosures in accordance with Rule 17 Schedule Two paragraph (g) of the AIM Rules for Companies.

Current Directorships / Partnerships	Former Directorship/Partnerships Held in the Past 5 Years
AIG Financial Products* IFit Health and Fitness Inc. Spark Networks SE

20230930Butterfly-37, LLLC

Altera Infrastructure Holdings LLC*

AM Castle

AmSurg HoldCo, LLC*

AmSurg, LLC*

BBB Canada LP Inc.*

BBB Canada Ltd.

BBB Value Services Inc.*

BBBY CF LLC

BBBY Management Corporation*

BBBYTF LLC*

Bed ‘n Bath Stores Inc.*

Bed Bath & Beyond California Limited Liability Company*

Bed Bath & Beyond Canada L.P.

BlockFi Wallet LLC*

Boxed, Inc.*

Buy Buy Baby, Inc.*

BWAO LLC*

Chef C Holdings LLC*

Decorist, LLC

Harmon Stores, Inc.*

Highland Capital Funds Companies[1]

Katerra, Inc.*

Le Tote/Lord & Taylor*

Liberty Procurement Co. Inc.

Pier 1 Imports, Inc.*

Prescient Co Inc.

Sustainable Restaurant Group*

Tempel Steel Company

Tristrata Group*

YouFit Health Clubs, LLC*

* Each of these companies has filed for bankruptcy. Ms. Corrie’s appointment to these companies as a director has been in her capacity as a restructuring professional.

(1) Independent trustee for the following funds: NexPoint Event Driven Fund (f/k/a Highland Healthcare Opportunities Fund), NexPoint Merger Arbitration Fund, Highland Income Fund, Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland/iBoxx Senior Loan ETF.

Ms. Corrie currently holds 2,074 ordinary shares, nil par value, in Burford Capital Limited.

Save as disclosed above, there are no further disclosures to be made in accordance with Rule 17 or Schedule 2(g) of the AIM Rules for Companies.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.